UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  SCHEDULE TO

       Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                    of the Securities Exchange Act of 1934

                       MICROCELL TELECOMMUNICATIONS INC.
                      (Name of Subject Company (Issuer))

                               TELUS CORPORATION
                      (Names of Filing Person (Offeror))

                       CLASS A RESTRICTED VOTING SHARES
          CLASS B NON-VOTING SHARES, WARRANTS 2005 and WARRANTS 2008
                       (Titles of Classes of Securities)

                 59501T882, 59501T874, 59501T163 and 59501T171
                   (CUSIP Numbers of Classes of Securities)

                                 Audrey T. Ho
              Vice President, Legal Services and General Counsel
                               TELUS Corporation
                              8-555 Robson Street
                      Vancouver, British Columbia V6B 3K9
                                (604) 697-8044
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person)

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                           New York, New York 10011
                                (212) 590-9200
 (Name, address and telephone number of agent for service in the United States)

                                  Copies to:
                          Christopher W. Morgan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                          222 Bay Street, Suite 1750
                       Toronto, Ontario M5K 1J5, Canada
                                (416) 777-4700

                           Calculation of Filing Fee
===============================================================================
Transaction Valuation:                         Amount of Filing Fee:
   Not Applicable*                                Not Applicable*


===============================================================================

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not Applicable        Filing Party: Not Applicable
    Form or Registration No.: Not Applicable      Date Filed: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [X] third-party tender offer subject       [_] issuer tender offer subject to
     to Rule 14d-1.                             Rule 13e-4.

 [_] going-private transaction subject      [_] amendment to Schedule 13D under
     to Rule 13e-3.                             Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Tender Offer Statement on Schedule TO is being filed by TELUS Corporation, a company governed by the laws of British Columbia ("TELUS"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by TELUS.

Item 12.   Exhibits.

           (a)(5)(i)  Press Release issued by TELUS Corporation on May 13,
                      2004.

           (a)(5)(ii) E-mail message from the President and Chief Executive
                      Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.

                                 EXHIBIT INDEX


Exhibit No.                      Exhibit Name
----------                       ------------

(a)(5)(i)         Press Release issued by TELUS Corporation on May 13, 2004.

(a)(5)(ii) E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.